RICHARD S. LANE
                                Attorney At Law
                              One Old Country Road

                                   Suite 120
                             Carle Place, NY 11514

                   Phone (516) 248-0858 - Fax (516) 877-7841
                            Toll Free (877) 850-0858


                                  June 7, 2000


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Struthers, Inc., Form 10, File No. 000-30331

To Whom It May Concern:

On behalf of Struthers, Inc. (the "Company"), I hereby request withdrawal of the Form 10 Registration Statement, File No. 000-30331, filed April 13, 2000. This request is made because several developments have taken place since the filing date. These include, for example, the appointment of a new CFO; updated status of acquisitions, the negotiations for which are referenced in the Registration Statement and/or press releases issued subsequently thereto. In addition, clarifying language is needed to describe technology used in the Company's business and certain technical terms used in the Company's industry so that they are understandable to persons not conversant with industry terminology and jargon.

Please call me at the above number if you have any questions.

                                        Very truly yours,


                                        /s/ RICHARD S. LANE
                                        -------------------
                                        Richard S. Lane

RSL:mgv
c:Michele M. Anderson
  Division of Corporation Finance
  (Via Fax 202-942-9528)